Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following are excerpts from an investor conference:

Jessica Reif Cohen
…So let's switch gears to the pending transactions. Can you give us any updates on the progress towards closing the announced acquisition of Time Warner Cable, the timeline to complete the related Charter transaction?

Brian Roberts
I don't know that I have any new today except to just reinforce what I think you already know, which is we are saying publicly the beginning of 2015 we have the shareholder vote coming up in October for both companies. Everything is on track. The total lengthy review process that all of the cable deals have at least gone through and so far that's what's been going on and I'm cautiously optimistic here, as we always had said in the beginning, it's going to get lots of scrutiny, but we don't compete and overlap in any markets. We are bringing better products we believe to New York, Los Angeles, Texas and other markets than exist today. We are going to be able to spend more money, have a stronger balance sheet than other companies and I think the scale will bring real benefits and we think public interest filings to make our case to that effect and the process is underway in earnest. We've gotten many state and local communities to already approve the transfer. It is a complicated deal, as you know. There's multiple parts. There's a spin transaction, as well as a sale and a swap. So lots of things that are more complicated than normal, but basically we are hopeful that we will put it all in place (inaudible) the end of the year.

…

Jessica Reif Cohen
You and your team have been very clear on laying out the expense and capital spending synergies, but you've been a lot less specific in guidance in terms of the potential revenue synergies. Can you discuss the impact the acquisition will have on business services, advertising? It seems like there's two opportunities there, targeted advertising or addressable, as well as national. So anything you can help with in terms of what the revenue benefits will be?

Brian Roberts
Well, let me -- I'd rather underpromise and overdeliver than the other case and so we came in initially and said don't assume any revenue synergies. Here is what the expense synergies are around $1.5 billion a year. It will take us about three years to ramp to that level. So let me just say we have now been at it for nearly six months or so and that our work that Neil Smit and his team are doing who runs our cable business reveals no surprises to the negative and hopefully some opportunities to the positive. But work is ongoing and I feel better about it today than I did six months ago. On the revenue side, we have not said anything yet specific. I think that a lot depends market by market, but you have public information as do we that our revenue per customer has been higher in most of our markets than in the Time Warner markets in certain categories and certain products. So we think there are opportunities to package differently, to emphasize differently, have done some things in single play. We've done more things in triple play. It's not uniformly one statement, but I think we feel again that there are real opportunities and I think Neil has commented on that in the past as well. And I think at some point when we get at closing and beyond, we will get more granular, but I think it's around 6.5 times cash flow was the price that we said at the time that if we did all that just on the expense synergies in that window that would be perhaps the best price that we've gotten for any cable acquisition in the 50 year history of the Company. That would be the lowest price, so you really have to ask yourself how do you feel about the business. And we continue and I continue to feel extremely positive. It's not that there aren't a lot of issues to talk about at a conference and beyond and internally as management on changes to that business, but the broadband pipe, the two-way nature of the hybrid fiber co-ax, the ability to sell new products and to go to your best customers and sell them even more new products, to take advantage of more of a national footprint like some of our competitors have for things like business services and advertising that are real revenue opportunities just feel intuitive and feel very real. And how to size them is something we will work on and you can make your own model, but I like the opportunity and that's what got us excited to do the deal in the first place and nothing has changed since then.

…

So as we look at Time Warner, we think it's really great to pick up New York and LA and to be able to look at the Comcast markets all up and down the East Coast where there is a lot of congestion and a need for WiFi and commuting times for people working and cafes and outside of the home experiences.

Jessica Reif Cohen
…. So switching gears a little bit, you've committed to an incremental $2.5 billion in share repurchases by the close of this Time Warner Cable acquisition, post the shareholder vote and before the close. But you have not committed to a specific repurchase amount in 2015, but clearly you will have significant capacity. We estimate nearly $15 billion once you close the Charter transaction. When can we expect some kind of comment from you on a specific buyback for 2015?

Brian Roberts
I think at the close of the transaction. When we know exactly where we are at, we will have more to comment than what we've already announced. Typically that has been around our February fourth-quarter earnings results we've laid out the capital plan for the next 12 months. We did that last year. We did that the year before. And I would suspect we will try to do that again. The only difference may be the timing of the close versus that date and so around the close, we hope to have transparency. I would also mention, because I think you didn't mention it and in addition to the $3 billion buyback that we are doing in 2014, you are correct, there is an additional $2.5 billion that we said we would do as soon as we got the shareholder vote. So between that date and the closing….

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.